UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 4, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Xencor, Inc.

File No. 333-191689 - CF#30158

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Xencor, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 11, 2013.

Based on representations by Xencor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.17	through September 11, 2016
Exhibit 10.18	through September 11, 2016
Exhibit 10.19	through September 11, 2016
Exhibit 10.20	through September 11, 2016
Exhibit 10.21	through September 11, 2016
Exhibit 10.22	through September 11, 2016
Exhibit 10.23	through September 11, 2016
Exhibit 10.24	through September 11, 2016
Exhibit 10.26	through October 11, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary